Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

Board of Directors

Euronet Worldwide, Inc.

We consent to the use of our report dated February 7, 2003, except Note 29 which is dated February 19, 2003, with respect to the consolidated balance sheets of Euronet Worldwide, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive (loss)/income, changes in stockholders’ equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated by reference in this registration statement on Form S-3 of Euronet Worldwide, Inc. used to register 6,010,659 common shares, par value $0.02 per share, and reference to our firm under the heading “Experts” in the registration statement.

KPMG Polska Sp. z o.o.

/s/ KPMG Polska Sp. z o.o.

Warsaw, Poland

February 17, 2004